Board of Management

03 FEB 14 AM 7:21

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 6 February 2003

03003882

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Very truly yours,

Jelle Miedema
Company Secretary

dlw 2/19

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

03 FEB 14 AM 7:21

Vedior

Amsterdam, the Netherlands

Vedior NV announces results for 2002

For release at 8.00am on 6 February 2003

Tony Martin, Chairman of the Board of Management of Vedior, said: *"2002 has been a year where Vedior has made significant progress in enacting its strategy, developing specialist markets, returning unprofitable brands to profitability, reducing costs, improving its organisational structure and building its network.*

In 2003, Vedior will continue to put profitability before market share. We will also continue to develop our specialist niches in what remains a difficult market environment."

HIGHLIGHTS FOR THE YEAR

- **Sales of € 6,154 million in 2002 (2001: € 6,766 million)**
- **Operating income* of € 178 million in 2002 (2001: € 267 million)**
- **Net income per share* was € 0.46 (2001: € 0.84)**
- **Significant progress in strategic development**
- **Nine acquisitions to strengthen global network**
- **Opened 143 new offices**
- **High organic sales growth for healthcare, education, and engineering sectors**
- **Improved operating income at Vedior Europe**
- **Distribution to shareholders of €0.16 (2001: €0.26)**

HIGHLIGHTS FOR THE FOURTH QUARTER

- **Sales of € 1,507 million in 2002 (2001: € 1,599)**
- **Operating income** of € 46 million in 2002 (2001: € 43 million)**
- **Net income per share* is € 0.12 (2001: € 0.15 excluding special items or € 0.09 including special items)**
- **Cash flow from operating activities increased to € 119 million from € 84 million**
- **Net debt reduced to € 698 million**

* *before goodwill amortisation and extraordinary results*

** *before goodwill amortisation, extraordinary results and special items in 2001*

Results for the year

Sales in 2002 were € 6,154 million compared to € 6,766 million in 2001.

Gross profit was € 1,158 million in 2002, or 18.8% of sales, compared with € 1,325 million in 2001, or 19.6% of sales.

Operating income before amortisation of goodwill decreased 33% to € 178 million in 2002 from € 267 million in 2001.

Excluding extraordinary results and the amortisation of goodwill, net profit was € 78 million compared with a net profit of € 121 million in 2001. Net income per share, after deduction of payments on the preference shares (before goodwill amortisation and extraordinary results), was € 0.46 in 2002 compared with € 0.84 in 2001. The average number of shares outstanding in 2002 was 161.3 million (2001: 138.6 million).

After amortisation of goodwill and extraordinary results, the net loss was € 200 million in 2002 (2001: € 143 million).

Results for the quarter

Sales for the fourth quarter decreased by 6% to € 1,507 million from € 1,599 in the same quarter in 2001. On an organic basis, the decline was 4%. In the Group's major markets, France, the US and the UK, the rate of sales decline showed improvement compared to the third quarter of 2002.

Gross margin was 19.2% compared to 19.1% in the fourth quarter of 2001 (before special items in 2001 relating to contingencies for social security risks).

Operating costs were reduced by 8% to € 243 million compared to Q4 2001 reflecting the Group's continued focus on cost control.

Operating income (excluding special items in 2001), increased by 7% to € 46 million from € 43 million in the fourth quarter of 2001. Operating results increased in the US, the UK and Vedior Europe. Excluding the results of FAA, which was disposed in May 2002, operating results of Vedior Europe increased to € 7 million from € 3 million in the fourth quarter of 2001. Operating income was 3.1% of sales, an improvement compared to Q4 2001 (2.7%).

Taxation amounted to € 9 million, reflecting a tax rate of 28% (Q4 2001: 0%).

Vedior incurred a net extraordinary charge of €11 million in this quarter mainly relating to the unamortized part of the interest rate caps (€4 million), costs related to the preparation of a listing on an additional stock exchange (€4 million) and additional reorganisation costs. The listing on an additional stock exchange was cancelled given deteriorating conditions in the capital markets and there are no current plans to revive the process.

Earnings per share (before goodwill amortisation and extraordinary results) was € 0.12 compared to € 0.15 in the fourth quarter of 2001 (excluding special items).

Cash flow from operating activities improved to €119 million from € 84 million in 2001 reflecting higher operating results and lower working capital needs. Net debt at the end of the year was € 698 million as a result of lower working capital requirements, favourable currency impact and timing differences on payments for social security, VAT and other taxes. Excluding currency impact and timing differences, net debt would have been approximately € 725 million.

Strategic Update

In executing its strategy, Vedior made significant progress on a number of fronts during 2002:

- Vedior's strategic focus in continental Europe is increasingly emphasising profitability over market share. During 2002, Vedior has deliberately withdrawn from a number of unprofitable accounts. The Vedior brands in continental Europe have also been gradually empowered to the same degree as enjoyed by companies in the Select division. The effect has been that the Vedior brands in Belgium and Spain which were unprofitable in 2001 have achieved profitability in 2002. Vedior Portugal was turned around even faster and became profitable in 2001. Operating losses in Vedior Italy have been reduced by three-quarters and in Vedior Germany by a third. Vedior Switzerland achieved a break-even result and Vedior Netherlands remains highly profitable.
- We have also taken the bold step of introducing an innovative multi-specialism project in two of our most important markets, France and the Netherlands. The cost of this transformation has inevitably had some effect in the short term but the result will be to reposition both networks so they can take advantage of better margins and better growth prospects in more specialist sectors into the long term. We are undergoing this process at this stage of the cycle in order to reap the advantage during the upturn.
- Vedior undertook an organisational restructuring which, aside from the announcement of a successor upon the retirement of the Chairman of the Board of Management in February 2004, was effectively completed at the end of 2002. Shorter reporting lines for company managers mean that every operating company, with minor exceptions, now reports directly to a member of the Board of Management. Furthermore, the current composition of the Board of Management better reflects the Group's international operations and comprises the next generation of senior management to take Vedior forward.
- During the year, the Company completed a total of nine acquisitions of mostly specialist staffing companies. Vedior has continued its expansion in some of the less cyclical specialist sectors such as healthcare and education. Healthcare, in particular has been a high growth area for the Company and it is now Vedior's second largest specialist niche. During 2002, two new healthcare companies were acquired while organic growth in this sector was 18%. The Company's ability to introduce specialist services in new markets using its established traditional network as a launchpad remains one of Vedior's core strengths. These newly acquired companies eventually become a vital engine room to generate better organic growth.
- Although the global operating environment has been challenging, Vedior has gone to considerable lengths to protect its operating networks in order to have a sound infrastructure in place for the recovery. In certain markets, the network has been refined to fit the current demographics of the market. Although the overall network reduced by 2%, 143 new offices were opened during 2002 to take advantage of commercial opportunities, notably in France and Australia. This approach has impacted profitability to some degree in 2002 but we believe it will provide Vedior with additional leverage coming out of the downturn. Those staffing companies who were forced to take more drastic action to cut costs and acquisition programmes will find the path to recovery more strenuous.
- A focus during 2002 has been the development of better co-operation between the Group's brands in each market. In September 2002, Vedior held an international management conference which, for the first time, brought together senior operational management throughout the Company. The conference provides an opportunity for Vedior's senior managers to learn from each other, share best practices, discuss topical issues and get to know each other in an informal setting in order to improve long-term working relationships.

- Costs have been successfully reduced in 2002 by 7% compared to 2001. In particular, substantial reductions were achieved in the United States - € 64 million (30%) and Vedior Europe - € 27 million (12%). Vedior regards cost control as an ongoing issue, not just something to address when markets are difficult and we shall continue to identify areas where costs can be further reduced without impairing the effectiveness of the Group's operational infrastructure. This lower cost base will provide additional momentum to Vedior's profitability as the staffing markets begin to accelerate.

Aside from these major changes, Vedior also implemented a number of local initiatives such as the rationalisation of our branding in certain markets, integration of back offices, aggregated purchasing initiatives, and the introduction of new product lines.

Operating Performance

Operating performance varied throughout the year according to economic circumstances and the nature of the sectors in which Vedior's operating companies provide services within each country. In general, sales were at their weakest during the first quarter of the year but began recovering gradually throughout the course of 2002 in line with the fragile global economic recovery.

Historically, Vedior has been managed through three major operating divisions, Select, VediorBis and Vedior Europe. As announced on 31 October 2002, a results analysis by geography and by industry sector better reflects the Company's current management structure and reporting lines. In this announcement, results are analysed both by division, to reflect the historic reporting lines, as well as by geography and industry sector to take into account the new structure which became effective from January 2003. *(See Appendix A)*

France

In France, the organic sales decline was 10%. Traditional staffing sales declined by 12% compared to 2001. VediorBis has completed its segmentation project to provide multi-specialist services for the traditional staffing market. During the fourth quarter, VediorBis closed the gap with the general market trend and made progress in increasing its client base.

Specialist staffing companies in France performed very strongly throughout the year, especially within the healthcare sector as well as the accounting and finance and engineering sectors.

United States

Sales in the United States decreased organically by 26% for the full year as a result of lower sales in the accounting and finance and IT sectors. US healthcare staffing continued to grow strongly despite difficult economic circumstances.

UK

In the UK, organic sales were slightly negative with strong growth in healthcare, education and engineering offset by declines in the IT and office administration sectors.

Netherlands

In the Netherlands, market conditions remain difficult and show a decline in terms of hours and sales compared to 2001. Vedior continued with its segmentation programme, focusing on its strong performing lines of businesses such as finance, medical, government, industry, food & agriculture and logistics. The results of this initiative continue to be encouraging.

Rest of World

Positive organic sales growth was achieved in Canada, Argentina, Portugal, Finland, Greece, Malaysia, Singapore, Hungary and the Czech Republic demonstrating the benefit of the Group's diverse geographical presence.

Industry Sectors

Specialist sales declined by 8% compared to 2001, or by 9% on an organic basis. Vedior has a higher proportion of specialist staffing sales than any other major international staffing provider. Specialist staffing now represents 32% of Group sales and 49% of operating profit. Sectors showing the highest organic sales growth during the year were education (+22%), healthcare (+18%) and engineering (+7%). Growth in these sectors remained high irrespective of economic conditions. Accordingly, Vedior continues to focus on the strong growth prospects afforded by these less cyclical sectors.

IT is Vedior's largest specialist niche responsible for 11% of total Group sales. During 2001, IT staffing sales declined organically by 29% per cent, however, the rate of decline eased slowly during the course of the year. 38% of IT sales are derived from the US and, here, the downturn in the technology sector as well as the general economic uncertainty made operating conditions particularly challenging.

Traditional sales declined by 9% on an organic basis. In most markets, light industrial staffing generally performed better than office administration staffing.

Development Programme

During 2002, the Group completed a total of nine acquisitions, one of which is in a new market, Sweden. The acquisition programme continued into 2003 with the announcement on 30 January that, in the UK, Vedior is making a Mandatory Cash Offer for Fairplace Consulting plc.

Upon reassessment of its portfolio of activities, management decided that two operating companies no longer formed part of Vedior's core business, FAA in Germany and Panache in Japan.

Vedior now operates a total network of 2,228 offices in 29 countries. In 2002, 143 new offices were opened and 29 offices added to the network through acquisition. On a net basis, the overall network reduced slightly by 2%.

Payments to Shareholders

With the approval of the Supervisory Board, the Board of Management has decided to deduct the net loss of € 200 million from reserves. It will be proposed at the Annual General Meeting of Shareholders that payments are made out of distributable reserves: on the preference class A shares (effective value € 51 million) and on the preference class B shares (effective value € 3 million), € 0.12 and € 6.00 per annum respectively; on the ordinary shares, € 0.16 per share, representing 35% of profits for the year (before goodwill amortisation and extraordinary results) The total payments on the preference class A and B shares will be € 4 million and on the ordinary shares will be € 26 million. On the preference class A shares and preference class B shares interim dividends have been distributed at a rate of € 0.05 and € 2.40 respectively.

The payment on the ordinary shares will be distributed optionally in cash (€) or in (certificates of) ordinary shares, charged to reserves. The cash payment will be paid on 26 May 2003, as well as the final payment on the preference class A and B shares. The stock payment will be distributed on the same day. The stock payment in (certificates of) ordinary shares will be determined on 20 May 2003 after stock exchange closure on the basis of the average price on this day. The value of the stock payment will be approximately 5% higher than the cash payment. The new (certificates of) ordinary shares to be issued will qualify in full for dividends declared in respect of the financial year ending December 2002.

Management Outlook

Continued uncertainty over the direction of the world's major economies makes the outlook for 2003 difficult to predict.

During slower economic times as have been experienced in 2002, many smaller staffing companies go out of business while potential new entrants to the market are deterred. This has the effect that, even though sales and profitability trend downwards, market share is actually being gained. Furthermore, with fewer and weaker competitors in the market, those that remain receive an additional boost to growth once the recovery begins.

Changes in French wage subsidy legislation may affect the cost of supplying temporary workers in the second half of 2003. Vedior will look to recover the additional costs, if any, from its clients.

A number of Vedior's specialist staffing sectors are likely to recover later in the business cycle than traditional administrative and light industrial staffing. Nevertheless, management believes the Group's exposure to specialist staffing provides it with better than average growth prospects in both the medium and longer term. Future industry growth rates for specialist staffing are expected to outpace those of traditional staffing.

Vedior will continue to seek strategic and complementary acquisitions with a particular focus on specialist staffing provision. Given current conditions, the pace of acquisitions is likely to be slower than in previous years.

Vedior benefits from having one of the most experienced senior management teams among the major international staffing companies. During 2003, development efforts will continue in line with Vedior's stated objectives, placing priority on improving profitability over growth in market share. We shall also seek to further reduce the Group's debt and control working capital.

The real advantages of our strategy are not likely to become apparent until the staffing market begins to recover momentum. However, the measures we have undertaken during 2002 have been extensive following similar progress made in the previous year. Vedior has strengthened its position in the market and is now better positioned to benefit from the upturn.

Notes to Editors:

With annual 2002 sales of € 6,154 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 29 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names.

Financial Agenda:

Publication of annual results 2002	6 February 2003
Publication of first quarter 2003 results	2 May 2003
Annual General Meeting of Shareholders 2003	2 May 2003
Declared ex payment from reserves	6 May 2003
Publication exchange ratio payment from reserves	20 May 2003
Distribution from reserves made payable	26 May 2003
Publication half-yearly results	31 July 2003
Publication third quarter results	30 October 2003
Publication of annual results 2003	5 February 2004
Annual General Meeting of Shareholders 2004	7 May 2004

For further information, please contact:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Zach Miles, *Vice Chairman*	+31 (0)20 573 5626
Frits Vervoort, *CFO*	+31 (0)20 573 5636
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609

Selected financial data (unaudited)

Fourth quarter, ending 31 December 2002

in millions of euro	Three months ended 31 December		
	2002	2001	Increase/ decrease 2002/2001
Sales	1,507	1,599	-6%
Operating income before goodwill amortisation	46	32	+44%
Net income before goodwill amortisation and extraordinary results	20	16	+25%
Basic earnings per ordinary share before goodwill amortisation and extraordinary results	0.12	0.09	+33%
Net interest bearing assets and liabilities	(698)	(775)	-10%
Operating working capital	492	542	-9%

Sales and operating income per division (unaudited)

in millions of euro	Three months ended 31 December			Full year ended 31 December		
	2002	2001	Increase/ decrease 2002/2001	**2002**	2001	Increase/ decrease 2002/2001
Sales						
Select	652	685	-5%	2,652	2,860	-7%
VediorBis	582	611	-5%	2,370	2,639	-10%
Vedior Europe	273	303	-10%	1,132	1,267	-11%
Sales	**1,507**	**1,599**	**-6%**	**6,154**	**6,766**	**-9%**
Operating income						
Select	28	25	+12%	109	155	-30%
VediorBis	14	16	-13%	50	101	-50%
Vedior Europe	7	5	+40%	26	22	+18%
Special items	-	(11)		4	(2)	
Corporate expenses	(3)	(3)		(11)	(9)	
Operating income before goodwill amortisation	**46**	**32**	**+44%**	**178**	**267**	**-33%**

To reflect the change in management and reporting structure as of January 2002, the results of Sicom in Belgium are now included in Vedior Europe; they were previously included within Select.
The 2001 comparable figures have been adjusted accordingly.

Consolidated profit and loss account (unaudited)

Fourth quarter, ending 31 December 2002

in millions of euro	Three months ended 31 December 2002	2001	Increase/ decrease 2002/2001
Sales	1,507	1,599	-6%
Cost of sales	(1,218)	(1,304)	
Gross profit	**289**	**295**	-2%
Personnel cost	(140)	(151)	
Other operating cost	(103)	(112)	
Operating income before goodwill amortisation	**46**	**32**	**+44%**
Goodwill amortisation	(68)	(67)	
Operating income	**(22)**	**(35)**	
Financial income and expense (net)	(14)	(14)	
Result from ordinary operations before taxes	**(36)**	**(49)**	
Taxation	(9)	-	
Result from ordinary operations after taxes	**(45)**	**(49)**	
Income from unconsolidated participating interests	-	-	
Third party interests	(3)	(2)	
Net loss before extraordinary results	**(48)**	**(51)**	
Extraordinary results after taxes	(11)	-	
Net loss	**(59)**	**(51)**	
Net income before goodwill amortisation and extraordinary results	**20**	**16**	**+25%**
Basic loss per ordinary share (after preference payments)	(0.36)	(0.32)	
Basic earnings per ordinary share before goodwill amortisation and extraordinaries (after preference payments)	0.12	0.09	+33%
Diluted earnings per ordinary share before goodwill amortisation and extraordinaries (after preference payments)	0.12	0.09	+33%

Consolidated profit and loss account (unaudited)

Full year, ending 31 December 2002

in millions of euro	Full year ended 31 December 2002	2001	Increase/ decrease 2002/2001
Sales	6,154	6,766	-9%
Cost of sales	(4,996)	(5,441)	
Gross profit	**1,158**	**1,325**	-13%
Personnel cost	(590)	(655)	
Other operating cost	(390)	(403)	
Operating income before goodwill amortisation	**178**	**267**	-33%
Goodwill amortisation	(271)	(264)	
Operating income	**(93)**	**3**	
Financial income and expense (net)	(55)	(81)	
Result from ordinary operations before taxes	**(148)**	**(78)**	
Taxation	(37)	(55)	
Result from ordinary operations after taxes	**(185)**	**(133)**	
Income from unconsolidated participating interests	1	1	
Third party interests	(9)	(11)	
Net loss before extraordinary results	**(193)**	**(143)**	
Extraordinary results after taxes	(7)	-	
Net loss	**(200)**	**(143)**	
Net income before goodwill amortisation and extraordinary results	**78**	**121**	**-36%**
Basic loss per ordinary share (after preference payments)	(1.26)	(1.06)	
Basic earnings per ordinary share before goodwill amortisation and extraordinaries (after preference payments)	0.46	0.84	-45%
Diluted earnings per ordinary share before goodwill amortisation and extraordinaries (after preference payments)	0.46	0.84	-45%

Consolidated cash flow statement (unaudited)

in millions of euro	Three months ended 31 December		Full year ended 31 December	
	2002	2001	**2002**	2001
Operating income before goodwill amortisation	46	32	178	267
Depreciation	13	14	51	54
Movement in operating working capital	103	66	13	85
Movement in provisions	(3)	(2)	(12)	(6)
Cash flow from business activities	**159**	**110**	**230**	**400**
Financial income and expenses paid	(27)	(19)	(60)	(99)
Corporate taxes paid	(13)	(7)	(38)	(90)
Cash flow from operating activities	**119**	**84**	**132**	**211**
Cash flow used in investment activities	**(17)**	**(29)**	**(80)**	**(121)**
Cash flow used in financing activities	**(48)**	**(34)**	**(72)**	**(61)**
Balance of cash flows	**54**	**21**	**(20)**	**29**
Cash as at 30 September/1 January	11	63	85	56
Effects of currency translation	-	1	-	-
Cash as at 31 December	65	85	65	85
Short-term debt	(107)	(67)	(107)	(67)
Short term interest bearing assets and liabilities	**(42)**	**18**	**(42)**	**18**

Consolidated balance sheet (unaudited)

in millions of euro	**31-12-2002**	31-12-2001
Fixed assets		
Intangible fixed assets	1,082	1,308
Tangible fixed assets	134	164
Financial fixed assets	45	34
	1,261	1,506
Operating working capital	492	542
Short term interest bearing assets and liabilities	(42)	18
	1,711	**2,066**
Financed by:		
Shareholders' equity [1]	943	1,146
Minority interests	60	58
	1,003	1,204
Long-term liabilities	662	793
Provisions	46	69
	1,711	**2,066**

[1] Statement of movements in Shareholders' equity:

Position as at 1 January	1,146
Net loss	(200)
Proceeds from issuance of new shares	4
Distribution to shareholders	(23)
Share premium from payments in stock	-
Exchange rate differences	16
Position as at 31 December	**943**

Basis of presentation
The accompanying unaudited interim financial statements consist of Vedior NV and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") and are unchanged compared to the year 2001.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality
Our results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain sectors within traditional temporary staffing, such as construction and agriculture, are particularly seasonal. The effects of seasonality are most pronounced in VediorBis where, for example, temporary staffing in France generates higher sales during the summer due to the number of our clients' permanent workers on holiday. Other factors that cause seasonal variations in our results of operations include: the uneven distribution of public holidays and private holiday choices throughout the year affecting the need for temporary workers; school holidays in the education sector; and typically higher manufacturing and distribution activity in the period leading up to Christmas and the year-end holiday season followed by lower activity immediately afterwards. Seasonality also affects our working capital needs in particular during the peak in activity in the late part of the summer and in the slowdown following the year-end holiday season. Furthermore, our results of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. Historically, we experienced higher sales in the second half of the year, with our highest sales occurring in the summer months.

Appendix A
Sales and operating income per region (unaudited)

€ in millions	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FY 2002	FY 2001
Sales						
France	611	708	736	675	2,730	2,963
United States	160	152	135	127	574	820
United Kingdom	186	182	174	179	721	735
Netherlands	148	150	155	142	595	622
Rest of Europe	257	268	283	270	1,078	1,177
Rest of World	109	115	118	114	456	449
Sales	**1,471**	**1,575**	**1,601**	**1,507**	**6,154**	**6,766**
Operating income						
France	13	18	19	21	71	120
United States	1	4	5	2	12	40
United Kingdom	13	12	11	12	48	55
Netherlands	7	7	9	6	29	33
Rest of Europe	(2)	2	4	4	8	9
Rest of World	4	4	5	4	17	21
	36	47	53	49	185	278
Special items	-	-	4	-	4	(2)
Corporate expenses	(3)	(3)	(2)	(3)	(11)	(9)
Operating income before goodwill amortisation	**33**	**44**	**55**	**46**	**178**	**267**

Sales and operating income per sector (unaudited)

€ in millions	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FY 2002	FY 2001
Sales						
Information Technology	185	173	165	157	680	935
Accounting	68	65	67	60	260	336
Engineering	69	73	79	73	294	279
Healthcare	88	94	103	98	383	313
Education	36	38	20	35	129	106
Other specialties	50	57	54	57	218	170
Specialty	496	500	488	480	1,964	2,139
Traditional	975	1,075	1,113	1,027	4,190	4,627
Sales	**1,471**	**1,575**	**1,601**	**1,507**	**6,154**	**6,766**
Operating income						
Information Technology	6	2	6	5	19	49
Accounting	1	5	2	1	9	16
Engineering	2	3	4	3	12	13
Healthcare	6	7	8	7	28	20
Education	5	5	2	6	18	14
Other specialties	-	1	1	2	4	7
Specialty	20	23	23	24	90	119
Traditional	16	24	30	25	95	159
	36	47	53	49	185	278
Special items	-	-	4	-	4	(2)
Corporate expenses	(3)	(3)	(2)	(3)	(11)	(9)
Operating income before goodwill amortisation	**33**	**44**	**55**	**46**	**178**	**267**